EXHIBIT 99

CAUTIONARY STATEMENTS FOR PURPOSE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company desires to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this exhibit in order to do so. The following important factors, among others, could effect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements:

-The General Governmental Regulation of Gaming Operations - The Company is a consultant to a number of Indian tribes. In addition the Company's approved and proposed gaming management assistance is subject to extensive gaming laws and regulations, many of which were recently adopted and have not been the subject of definitive interpretations and are still subject to proposed amendments and regulation. The political and regulatory environment in which the Company's clients are and will be operating, with respect to gaming activities on Indian land, is dynamic and rapidly changing. Adoption and/or changes in gaming laws and regulations could have a materially adverse effect on the Company.

-Key Personnel - The Company's inability to retain key personnel may be critical to the Company's ability to achieve its objectives. Key personnel are particularly important in maintaining relationships with Indian Tribes and with the operations controlled by the FAA. Loss of any such personnel could have a materially adverse effect on the Company.

-Competition - Increased competition, including the entry of new competitors, the introduction of new products by new and existing competitors, or price competition, could have a materially adverse effect on the Company. Additionally, because of the rapid rate at which the gaming industry has expanded and continues to expand, the gaming industry may be at risk of market saturation, both as to specific areas and generally. Overbuilding of gaming facilities at particular sites chosen by the Indian tribes may have a material adverse effect on the Company's clients ability to compete and on the Company's operations.

-Major Customers - The termination of contracts with major customers or renegotiation of these contracts at less cost-effective terms, could have a materially adverse effect on the Company.

-Product Development - Difficulties or delays in the development, production, testing and marketing of products, could have a materially adverse effect on the Company. The Company's aviation business is subject, in part, to regulatory procedures and administration enacted by and/or administered by the FAA. Accordingly, the Company's business may be adversely affected in the event the Company is unable to comply with such regulations and/or if any new products and/or services to be offered by the Company can or may not be formally approved by such agency. Moreover, the Company's proposed new aviation modification products depend upon the issuance by the FAA of a supplemental type certificate with related parts manufacturing authority and repair station license, the continued issuanceand maintenance of which no assurances can be given.

-Administrative Expenditures - Higher service, administrative or general expenses occasioned by the need for additional legal, consulting, advertising, marketing, or administrative expenditures may decrease income to be recognized by the Company.